Xairos CF SPV, LLC

(A Special Purpose Crowdfunding Investment Vehicle)

Financial Statements
(Unaudited)

For the Period from Formation (January 18, 2022)
through January 31, 2022

Together with Independent Accountants' Review Report

Index to Financial Statements (Unaudited)

Independent Accountants' Review Report   Preface

Balance Sheet   Page 1

Statement of Operations   Page 2

Statement of Members' Capital   Page 3

Statements of Cash Flows   Page 4

Notes to the Financial Statements   Page 5



MARPÉ

FINANCE & ACCOUNTING

STARTUP CFO — SEED TO IPO

We have reviewed the accompanying financial statements of Xairos CF SPV, LLC, a Delaware limited liability company ("Xairos SPV" or the "SPV"), which comprise the balance sheet as of January 31, 2022, and the related statements of operations, of members' capital, and of cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Glenn C. Ballard

Glenn C. Ballard, CPA
February 3, 2022

Xairos CF SPV, LLC
(A Crowdfunding Special Purpose Investment Vehicle)
Financial Statements (Unaudited) for the Period from January 18, 2022 through January 31, 2022

Balance Sheet

(UNAUDITED)

		Jan 31, 2022
Assets		
Current assets		
Cash	$	-
Total current assets		-
Total assets	$	-
Liabilities and Members' Capital		
Liabilities	$	-
Members' contributions		-
Retained earnings		-
Total Liabilities and Members' Capital	$	-

The accompanying notes are an integral part of these financial statements.

Statement of Operations
(UNAUDITED)

	Period from Inception (Jan 18, 2022) through Jan 31, 2022
Revenues	$ -
Cost of revenues	-
Gross profit	-
Operating expenses	
Sales & marketing expenses	-
Research & development expenses	-
General & administrative expenses	-
Total operating expenses	-
Operating loss	-
Other income, net	-
Income tax	-
Net income	$ -

The accompanying notes are an integral part of these financial statements.

Statement of Members' Capital
(UNAUDITED)
From Inception (Jan 18, 2022) through January 31, 2022

	Members Units'		Retained Earnings		Total Members' Capital
	Units	Amount			
Balances - January 18, 2022	-	$ -	$ -	$	-
Net income	-	-	-		-
Balances - January 31, 2022	-	$ -	$ -	$	-

The accompanying notes are an integral part of these financial statements.

Xairos CF SPV, LLC
(A Crowdfunding Special Purpose Investment Vehicle)
Financial Statements (Unaudited) for the Period from January 18, 2022 through January 31, 2022

Statement of Cash Flows
(UNAUDITED)

	Period from Inception (Jan 18, 2022) through Jan 31, 2022
Cash Flows from Operations	
Net income	$ -
Total Cash Flows from Operations	-
Total Cash Flows from Investing	-
Total Cash Flows from Financing	-
Total Cash Flows	-
Beginning Cash Balance	-
Ending Cash Balance	$ -

The accompanying notes are integral part of these financial statements.

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Xairos CF SPV, LLC (the "SPV") was formed as a Delaware limited liability company on January 18, 2022. As of January 31, 2022, the SPV has no operating history, no assets, and no liabilities.

The SPV exists for one legal purpose: to facilitate the crowdfunding financing for Xairos Systems, Inc. ("Xairos"). Xairos is the manager of the SPV.

When crowdfunding investors invest in securities of Xairos, they will not actually hold the purchased securities. The SPV will hold the securities, and the crowdfunding investors will become members of the SPV.

The role of the SPV is to ensure the crowdfunding investors' economic rights are protected. Xairos, as manager of the SPV, has a fiduciary duty to ensure that the SPV is managed in such a way that the crowdfunding investors' rights are protected.

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